Gregory P. Rodgers Direct Dial: (212) 906-2918 greg.rodgers@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

May 17, 2018

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Attention: Mara L. Ransom

Re:	BJ’s Wholesale Club Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted April 19, 2018
CIK No. 0001531152

Dear Ms. Ransom:

On behalf of BJ’s Wholesale Club Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 8, 2018. In connection with such responses, we will be filing, electronically via EDGAR, a Registration Statement on Form S-1 of the Company (CIK No. 0001531152) (the “Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Draft Registration Statement on Form S-1

General

1.	We note your statements throughout your prospectus that you “offer[] 25% or more savings on a representative basket of manufacturer-branded goods compared to traditional supermarket competitors.” Please revise this statement to describe it as your belief, clarify that such savings is currently available, if true, and elaborate upon your reference to “representative basket of manufacturer-branded goods” to explain the merchandise category of “goods” and reference to “representative.”

May 17, 2018

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considers these statements to be true based on market research and price checks against its competitors that the Company conducts on an ongoing basis, as set out in more detail in the revised disclosure on pages ii and iii. The Company therefore believes that the statements in question may be made without qualification by management’s belief. The Company further advises the Staff that the “representative basket of manufacturer-branded goods” referenced in the Registration Statement refers to a selection of 100 popular manufacturer-branded grocery food and non-food items that the Company uses to compare its prices against its competitors. Further detail on this benchmarking, including why the Company believes such a selection to be “representative”, is also set out in further detail in the revised disclosure on pages ii and iii.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended February 3, 2018 Compared to Fiscal Year Ended January 28, 2017, page 70

2.	Please refer to your analysis of the provision for income taxes on page 72. In order to better comply with Item 303(a)(3) of Regulation S-K, please revise your analysis of the change in your effective tax rate to more clearly explain to your investors the factors impacting fiscal year 2017 that are expected to materially differ in the future or to be nonrecurring. We believe this will better allow your investors to understand the quality of, and potential variability of, your earnings and to ascertain the likelihood that past performance is indicative of future performance. If not otherwise addressed in your response, also tell us how you considered discussing the change in your effective tax rate resulting from the “work opportunity and solar tax credit.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 67 accordingly.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 906-2918 or by email (greg.rodgers@lw.com). Please send copies of any correspondence relating to this filing to Gregory P. Rodgers by email and facsimile ((212) 751-4864).

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

May 17, 2018

cc:	(via email)
Graham Luce, General Counsel, BJ’s Wholesale Club, Inc.
Brigitte Eichner, Senior Legal Counsel, BJ’s Wholesale Club, Inc.
Howard Sobel, Latham & Watkins LLP
Ryan deFord, Latham & Watkins LLP